BLUE CALYPSO, INC.
101 W. Renner Rd., Suite 280
Richardson, TX 75082

November 4, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC  20549

Re:	Blue Calypso, Inc.- Registration Statement on Form S-1 Commission File No. 333-207717

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Blue Calypso, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-207717) (the “Registration Statement”), so that it may become effective at 4:30 p.m. on November 6, 2015, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this request.  We request that such effectiveness be confirmed in writing.

Very truly yours,

BLUE CALYPSO, INC.

By: /s/ Chris Fameree
Chris Fameree
Chief Financial Officer